Exhibit 99.1
Announcement on Acquisition of Treasury Share

On April 27, 2023, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to acquire treasury shares within the profits available for dividends. The details are as follows:

1.	Number of Shares to be Acquired: 4,243,281common shares

2.	Estimated Acquisition Amount: KRW 150,000,000,000

3.	Scheduled Acquisition Period: April 28, 2023 - July 27, 2023

4.	Purpose of Acquisition: Cancellation of shares

5.	Acquisition Method: Acquisition on the stock exchange (KRX)

6.	Entrusted Brokerage Company: Shinhan Securities Co. Ltd.

7.	Treasury Stock Holdings as of April 27, 2023: - Acquisition within the profits available for dividends: 0 shares - Other Acquisition: 6,352 common shares

8.	Date of resolution by the board of directors: April 27, 2023

9.	Limit of Buying Order per Day: 424,328 common shares

10.	Limit of Acquiring Treasury Shares as of April 27, 2023

(Unit: KRW)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code as of the end of the previous fiscal year	5,309,358,969,407
2. Amount of treasury shares acquired since the end of the previous fiscal year	-
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held since the end of the previous fiscal year	455,215,347,205
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors since the end of the previous fiscal year	-
5. Contract amount for the trust agreement	-
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (moving average)	-
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	4,717,223,381,502

11.

Other Considerations

- The above “1. Number of Shares to be Acquired” and “2. Estimated Acquisition Amount” are calculated using the closing share price of common shares of SFG on April 26, 2023 (one day prior to this announcement). The actual number of treasury shares to be acquired and the acquisition amount are subject to change depending on share price fluctuation.

- The above “3. Scheduled Acquisition Period” is set in accordance with Paragraph (3) of Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “Enforcement Decree”).

- Following the completion of the acquisition of treasury shares, SFG plans to cancel the treasury shares acquired pursuant to Article 343-1 of the Korean Commercial Code. The board of directors of SFG also resolved to cancel the treasury shares acquired pursuant to this announcement, and please refer to another Form 6-K announcement for details on the cancellation of shares made on the date hereof.

- The above “9. Limit of Buying Order per Day” is calculated as below in accordance with Article 5-5 of the Regulation on Securities Issuance and Disclosures.:

 ※ Min[ Max[ ①, ② ], ③ ]
   ① 10 % of number of treasury shares to be acquired reported by this announcement: 424,328 shares

② 25% of daily average trading volume for the last one-month: 282,234 shares

③ 1% of total issued and outstanding shares: 5,225,903 shares